Exhibit 99.1

KIEPE ELECTRIC AWARDED MULTI-YEAR CONTRACT

BY CHICAGO TRANSIT AUTHORITY

Düsseldorf, Germany and ALPHARETTA, Georgia, June 18, 2024 – Kiepe Electric LLC (“Kiepe”) today announced that, through a competitive bidding process, it has been awarded a contract by the Chicago Transit Authority (“CTA”) to modernize traction equipment on 266 CTA 3200 Series railcars, with the option to modernize an additional 210 CTA 2600 Series railcars at CTA’s discretion. Production of the propulsion modernization kits will be completed at the Kiepe facility in Alpharetta, GA in compliance with Buy America requirements. The first modernized railcars are set to enter regular service in 2027, with deliveries continuing through 2029 (or 2031 if CTA exercises the option to modernize the additional CTA 2600 Series railcars). Kiepe estimates that the base order contract will generate revenues of approximately $35 million, and that the option would generate additional revenues of approximately $21 million if exercised.

“We are thrilled to announce this significant project win, which highlights our expertise in delivering cutting-edge upgrades for existing railway vehicles. By choosing to invest in modernization, the CTA is making a sustainable and economically sound decision.” said Daria Baryshnikova, Kiepe Head of Modernization.

This project represents a significant milestone for Kiepe’s growth in North America and the company’s transformation into a complete software and systems provider for e-Mobility decarbonization solutions across road and rail infrastructure, as well as associated high-power and ultra high-power charging systems.

About Kiepe Electric

Kiepe Electric is a global provider of systems and components for the electrification of trains and buses, primarily for urban public transport. In 2022, a dedicated business segment for innovative charging systems was created. The company, with six international locations in Europe and North America, generated sales of approximately 120 million euros in 2022. More than 550 employees develop efficient and ecologically sustainable concepts for the mobility transition in public transport. Recent innovation highlights include the new modular HPC platform for 12-, 18- and 24-meter e-buses and high-power charging infrastructure solutions for e-buses up to 800 kW inclusive battery storage systems.

For more information, visit https://kiepe-group.com

Forward-Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Kiepe, the anticipated technological capability of Kiepe’s products, the markets in which Kiepe operates, and Kiepe’s projected future operational and financial results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. All forward-looking statements are qualified in their entirety by this cautionary statement. Kiepe undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the issuance of this announcement.